UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42465

EUROHOLDINGS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroHoldings Ltd. (the “Company”) on April 30, 2025: EuroHoldings Ltd. Initiates Review of Strategic Alternatives to Maximize Shareholder Value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: April 30, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroHoldings Ltd. Initiates Review of Strategic Alternatives to Maximize Shareholder Value

Maroussi, Athens, Greece – April 30, 2025 – EuroHoldings Ltd. (NASDAQ: EHLD) (“EuroHoldings” or the “Company”) an owner and operator of ocean-going vessels and provider of seaborne transportation, announced today that, following its spin-off from Euroseas Ltd. on March 18th of this year, its Board of Directors has initiated a comprehensive review of strategic alternatives to maximize shareholder value. These alternatives include, among other possibilities, a potential sale of all or part of the Company, a corporate acquisition, a merger or other business combination with another party or a partnership, or other strategic or financial transactions. Seaborne Capital Advisors has been retained as financial advisor to the Board to assist in the evaluation process.

The Company's Board of Directors has not set a timetable for the conclusion of this review, nor has it made any decisions related to any further actions or potential strategic alternatives at this time. There can be no assurance that any transaction or other strategic outcome will be approved by the Board or otherwise consummated. The Company does not intend to disclose developments relating to this process until it determines that further disclosure is appropriate or required by law.

Aristides Pittas, Chairman and CEO of EuroHoldings commented: “The company has a cash balance of approximately $13 million, no debt and two vessels employed under lucrative charters through most of their remaining useful life. The Board and management team have been actively evaluating the business and strategy to ensure the Company pursues the best path forward to enhance shareholder value. To be comprehensive in its assessment of value creation opportunities, the Board has initiated this exploration of strategic alternatives and will evaluate them relative to the long-term value potential of the Company on a stand-alone basis.”

About EuroHoldings Ltd.

EuroHoldings Ltd. was incorporated on March 20, 2024 under the laws of the Republic of the Marshall Islands. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA) to serve as the holding company of three of its vessel-owning subsidiaries. Shares of EuroHoldings Ltd. were distributed to Euroseas Ltd. shareholders on March 17, 2025.

EuroHoldings Ltd. is a provider of worldwide ocean-going transportation services. The Company’s operations are managed by Eurobulk Ltd. an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. The Company has a fleet of two feeder containership vessels with a cargo capacity of 40,882 dwt, or 3,171 teu.

EuroHoldings Ltd. is listed on the Nasdaq Capital Market under the symbol “EHLD”.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroholdings.gr

Company Contact	Investor Relations / Financial Media
Dr. Tasos Aslidis Chief Strategy Officer EuroHoldings Ltd. Messogiou Thallasis 4 & Evropis 151 24, Maroussi, Greece Tel. (+30) 211 1804005 E-mail: info@euroholdings.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroholdings@capitallink.com